Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com	VIA EDGAR AND FEDEX

October 7, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Atara Biotherapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 26, 2014
File No. 333-196936

Dear Mr. Riedler:

On behalf of Atara Biotherapeutics, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated October 6, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on September 26, 2014. We are also filing an amended version of the Registration Statement (the “Amended Registration Statement”). We are sending a copy of this letter and the Amended Registration Statement in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed on September 26, 2014, and will forward a courtesy package of these documents to the Staff.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Notes to Combined and Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, F-19

1.	Regarding your adoption of ASU 2014-10, your disclosure appears to indicate that certain consolidation guidance that has been eliminated by the ASU may have caused more development stage entities to be identified as variable interest entities. Please provide us support for this disclosure with reference to the ASU.

In response to the Staff’s comment, the Company has determined that the guidance referenced in the Staff’s comment is not relevant to the Company. The language in Note 2 of the combined and consolidated financial statements on page F-19 of the Amended Registration Statement has been revised to remove the reference to consolidation guidance.

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com

U.S. Securities and Exchange Commission

October 7, 2014

Please contact me at (415) 693-2054 or Kenneth L. Guernsey at (415) 693-2091 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jodie M. Bourdet

Jodie M. Bourdet

cc:	Isaac E. Ciechanover, M.D., Atara Biotherapeutics, Inc.
Kenneth L. Guernsey, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com